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                           June 9, 2021

       Francis Knuettel, II
       Chief Executive Officer and Director
       Terra Tech Corp.
       3242 S. Halladay St., Suite 202
       Santa Ana, CA 92705

                                                        Re: Terra Tech Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 3, 2021
                                                            File No. 333-256753

       Dear Mr. Knuettel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Faith Charles